1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2009.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 27, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

Reference is made to the Announcements and the Circulars, in which the Company has disclosed, among others, information relating to the Continuing Connected Transactions between (i) the Group as a party; and (ii) Chinalco, Xinan Aluminum, Nanping Aluminum, Guangxi Investment, Guizhou Development or Guan Lv as the other party.

Chinalco is the controlling shareholder of the Company. Guangxi Investment and Guizhou Development are promoters of the Company. Xinan Aluminum, Nanping Aluminum and Guan Lv are substantial shareholders of the non-wholly owned subsidiaries of the Company. Therefore, Chinalco, Xinan Aluminum, Nanping Aluminum, Guangxi Investment, Guizhou Development and Guan Lv are connected persons of the Company under the Listing Rules.

The Continuing Connected Transactions will be carried out on a continuing or recurring basis in the ordinary and usual course of business of the Group and accordingly constitute continuing connected transactions of the Company under the Listing Rules.

Since some of the applicable percentage ratios for the Exempt Continuing Connected Transactions calculated on annual basis is more than 0.1% but less than 2.5%, the Exempt Continuing Connected Transactions are only subject to the reporting and announcement requirements and are exempted from the independent shareholders' approval requirements.

Since each of the applicable percentage ratios for the Non-Exempt Continuing Connected Transactions calculated on annual basis is more than 2.5%, the Non-Exempt Continuing Connected Transactions are subject to the reporting and announcement requirements and independent shareholders' approval requirements. An EGM will be convened to obtain independent shareholders' approval regarding the renewal of Non-exempt Continuing Connected Transactions. A circular containing, among others, (i) details of the Non-Exempt Continuing Connected Transactions, (ii) a letter of recommendation from the independent board committee to the independent shareholders of the Company, and (iii) a letter of advice by an independent financial adviser to the independent board committee and the independent shareholders of the Company will be despatched to the shareholders of the Company as soon as practicable pursuant to the Listing Rules.

I.	BACKGROUND

Reference is made to the Announcements and the Circulars in which the Company has disclosed information in relation to, among others, the Continuing Connected Transactions between (i) the Group as a party; and (ii) Chinalco, Xinan Aluminum, Nanping Aluminum, Guangxi Investment, Guizhou Development or Guan Lv as the other party, which are governed by the Agreements. Details of the Continuing Connected Transactions are set out below.

II.	THE CONTINUING CONNECTED TRANSACTIONS

(A)	Comprehensive Social and Logistics Services Agreement

Date	:	5 November 2001

Parties	:	Chinalco as provider

	:	the Company as recipient

Existing term	:	3 years expiring on 31 December 2009

Nature of transactions	:	(i)

Social Welfare Services: public security and fire fighting services, education and training, schools, hospitals and hygiene, cultural and physical education, newspapers and magazines publication and broadcasting, printing and other services; and

(ii)

Logistics Services: property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums, canteens, guest-houses, offices, public transportation, retirement management and other services.

Price determination	:

the services will be provided: (i) according to state-prescribed price; (ii) if there is no state-prescribed price but there is a state-guidance price, then according to the state-guidance price; and (iii) if there is neither a state-prescribed price nor a state-guidance price, then according to the Market Price; and (iv) if none of the above is applicable, then according to the Contractual Price.

Payment term	:	Monthly payment

(B)	Mutual Supply Agreement

Date	:	5 November 2001

Parties	:	Chinalco as both provider and recipient

	:	the Company as both provider and recipient

Existing term	:	3 years expiring on 31 December 2009

Nature of Transaction	:	(A)	Supplies and Ancillary Services Provided by Chinalco to the Company:

(i)

Production Supplies: carbon ring, carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, fabricated aluminum and other similar supplies;

(ii)	Transportation and Loading Services: vehicle transportation, loading services, railway transportation and other loading services; and

(iii)

Supporting Services and Ancillary Production Services: communications, repair, processing and fabrication, quality testing, project construction, environmental protection, road maintenance and other similar services.

(B)	Supplies and Ancillary Services Provided by the Company to Chinalco:

(i)	Production Supplies: alumina, primary aluminum, scrap materials, pitch and other similar supplies; and

(ii)

Supporting Services and Ancillary Production Services: electricity supply, gas, heat and water, repair, measurement, quality testing, spare parts, production transportation, steam and other similar services.

Price determination:	:	same as in the Comprehensive Social and Logistics Services Agreement

Payment term	:	Cash on delivery

(C)	Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement

Date	:	20 October 2008

Parties	:	Xinan Aluminum as both provider and recipient

	:	the Company as both provider and recipient

Existing term	:	19 months expiring on 31 December 2009

Nature of Transaction	:	(i)	sale of products by the Company and its branches and relevant subsidiaries to Xinan Aluminum; such products include, among other things, primary aluminum and aluminum alloy ingots;

(ii)

purchase of products and services by Chalco SW Aluminum, a subsidiary of the Company, from Xinan Aluminum; such products and services include, among other things: aluminum alloy ingots, provision of equipment, water, electricity and gas; provision of maintenance and repair services; provision of unloading, transportation and storage services;

		(iii)	sale of products by Chalco SW Aluminum to Xinan Aluminum, which include, among other things: aluminum alloy sheets or rolls, aluminum fabrication scraps; and

		(iv)	purchase of products by Chalco International Trading, a subsidiary of the Company, from Xinan Aluminum, mainly aluminum fabrication products

Price determination	:	same as in the Comprehensive Social and Logistics Services Agreement

Payment term	:	Cash on delivery

(D)	Long Term Agreement for Sale and Purchase of Alumina

Date	:	9 October 2004

Parties	:	Nanping Aluminum as recipient

	:	the Company as provider

Existing term	:	5 years expiring on 31 December 2009

Nature of transaction	:	purchase of alumina, primary aluminum and aluminum ingots

Price determination:	:	market price

Payment term	:	Cash on delivery

(E)	Sale and Purchase Agreement

Date	:	27 August 2008

Parties	:	Nanping Aluminum as provider

	:	the Company as recipient

Existing term	:	1 year expiring on 31 December 2009

Nature of transaction	:	purchase of alumina sheets and provision of fabrication services

Price determination	:	market price

Payment term	:	Cash on delivery

(F)	Provision of Alumina and Aluminum Products Agreement

Date	:	20 October 2008

Parties	:

Guangxi Investment (for itself and/or on behalf of its associates and subsidiaries) as provider and recipient; the Company (for itself and on behalf of its relevant subsidiaries) as provider and recipient

Existing term	:	about 14.5 months expiring on 31 December 2009

Nature of Transaction	:	(i)	sale of primary aluminum and alumina by the Company and its branches and relevant subsidiaries to Guangxi Investment and/or its associates or subsidiaries; and

		(ii)	purchase of alumina by the Company from Guangxi Investment and/or its associates and subsidiaries.

Price determination	:	same as in the Comprehensive Social and Logistics Services Agreement

Payment term	:	Cash on delivery

(G)	Agreement for Sale and Purchase of Aluminium Products

Date	:	27 August 2008

Parties	:	Guizhou Development as recipient

	:	the Company as provider

Existing term	:	1 year expiring on 31 December 2008

Nature of Transaction	:	sale of primary aluminum

Price determination	:	market price

Payment term	:	Cash on delivery

(H)	Long Term Sale and Purchase Agreement for Alumina

Date	:	22 August 2006

Parties	:	Guan Lv as recipient

	:	the Company as provider

Existing term	:	3 years expiring on 31 December 2009

Nature of Transaction	:	Alumina and aluminum alloy ingots

Price determination	:	market price

Payment term	:	Cash on delivery

(I)	Mineral Supply Agreement

Date	:	5 November 2001

Parties	:	Chinalco as supplier

	:	the Company as recipient

Existing term	:	3 years expiring on 31 December 2009

Nature of transactions	:	supply of bauxite and limestone; before meeting the Company's bauxite and limestone requirements, Chinalco is not entitled to provide bauxite and limestone to any third parties

Price determination	:	(1)

For supplies of bauxite and limestone from Chinalco's own mining operations, at reasonable costs incurred in providing the same, plus not more than 5% of such reasonable costs (a buffer for surges in the price level and labor costs); and

		(2)	For supplies of bauxite and limestone from jointly operated mines, at contractual price paid by Chinalco to such third parties.

Payment term	:	Cash on delivery

(J)	Provision of Engineering, Construction and Supervisory Services Agreement

Date	:	5 November 2001

Parties	:	Chinalco as provider

	:	the Company as recipient

Existing term	:	3 years expiring on 31 December 2009

Nature of transaction	:	metallurgical engineering design, project construction and supervisory services

Price determination	:	services are provided according to state guidance price, and if none; market price

Payment term	:	10 to 20% before service; a maximum of 70% during provision of service; and 10 to 20% upon successful provision of service.

(K)	Land Use Rights Leasing Agreement

Date	:	5 November 2001

Parties	:	Chinalco as landlord

	:	the Company as tenant

Term	:	50 years expiring on 30 June 2051

As previously disclosed in the Taifook Letter, it is in the interests of the Company and the independent shareholders to have a longer lease term of the land to minimize the disruption of the Group's production and business operations arising from relocation which may be difficult and impracticable given (i) the size of the leased land and the facilities erected thereon; and (ii) the consideration resources to be expended in establishing new production plants and related facilities. The Directors are of the view that it is normal business practice for contracts of this type to be of such duration.

Properties	:	470 pieces or parcels of land covering an aggregate area of approximately 61.22 million square meters, which are located in the PRC

Price determination:	:	the rent shall be reviewed every three years at a rate not higher than prevailing market rent as confirmed by an independent valuer

Payment term	:	Monthly payment

(L)	Leases

Buildings Leasing Agreement

Date	:	5 November 2001

Parties	:	Chinalco as landlord and tenant

	:	the Company as landlord and tenant

Term	:	20 years expiring on 30 June 2020

As previously disclosed in the Taifook Letter, a longer lease term is essential to the smooth operations of the Group's business. The Directors are of the view that it is normal business practice for contracts of this type to be of such duration.

Properties	:	59 buildings with an aggregate gross floor area of 62,189 square meters leased to Chinalco, and 100 buildings with an aggregate gross floor area of 273,637 square meters leased to the Company

Price determination	:	the rent shall be reviewed bi-annually and shall not be higher than prevailing market rent as confirmed by an independent valuer

Payment term	:	Monthly payment

Head Office Leasing Agreement

Date	:	5 March 2009

Parties	:	Chinalco as landlord

	:	the Company as tenant

Term	:	3 years expiring on 15 October 2011

Nature of transaction	:	Leasing of head office from Chinalco

Price determination	:	the rent shall be reviewed every three years and shall not be higher than the prevailing market rent as determined by an independent valuer

Payment term	:	Prepay semi-annually

III.	RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

Since the existing term of the Agreements (except Land Use Rights Leasing Agreement, Building Leasing Agreement and Head Office Leasing Agreement) has expired or will expire on 31 December 2009 (as the case may be), the Company will enter into new extension agreements on the same terms and conditions regarding the Continuing Connected Transactions so that the next term of the Continuing Connected Transactions (except Land Use Rights Leasing Agreement, Building Leasing Agreement and Head Office Leasing Agreement) is for three years from 1 January 2010 until 31 December 2012.

In accordance with Rule 14A.41 of the Listing Rules, the renewal of the Non-Exempt Continuing Connected Transactions and the proposed annual caps thereunder is subject to independent shareholders' approval requirements. The Directors will propose a resolution to approve the entering into of extension agreements for the Non-exempt Continuing Connected Transactions and the proposed annual caps thereunder at the EGM.

IV.	HISTORICAL AMOUNTS OF CONTINUING CONNECTED TRANSACTIONS FOR THE YEARS 2007, 2008 AND THE EIGHT MONTHS ENDED 31 AUGUST 2009

Set out below are the actual amounts and the annual caps of each category of Continuing Connected Transactions for the two previous financial years ended 31 December 2007 and 2008 and the eight months ended 31 August 2009:

Actual amount
in RMB	Annual
millions for	limit in
Ended 31 December 2007	Ended 31 December 2008	the eight	RMB millions
	Actual	Annual	Actual	Annual	months	for the
	amount	limit in	amount	limit	ended	year ended
	in RMB	RMB	in RMB	in RMB	31 August	31 December
Transactions Expenditure	millions	millions	millions	millions	2009	2009

(A)	Comprehensive Social and	886	1,740	723	2,003	420	2,320
	Logistics Services Agreement
	(Counterparty: Chinalco)

(B)	Mutual Supply Agreement	4,707	5,800	3,527	4,200	2,734	3,800
	(Counterparty: Chinalco)

(C)	Provision of Aluminum and	Not applicable	Not applicable	1,347	4,600	1,132	4,000
	Aluminum Alloy Ingots and
	Aluminum Fabrication
	Services Agreement
	(Counterparty:
	Xinan Aluminum)

(E)	Sale and Purchase Agreement	Not applicable	Not applicable	90	400	140	450
	(Counterparty:
	Nanping Aluminum)

(F)	Provision of Alumina and	Not applicable	Not applicable	345	815	265	1,770
	Aluminum Products
	Agreement
	(Counterparty:
	Guangxi Investment)

(I)	Mineral Supply Agreement	387	445	427	643	7	890
	(Counterparty: Chinalco)

(J)	Provision of Engineering,	2,876	3,970	8,224	11,000	2,412	12,200
	Construction and Supervisory
	Services Agreement
	(Counterparty: Chinalco)

(K)	Land Use Rights	622	620	884	1,000	497	1,000
	Leasing Agreement	(Note 1)	(Note 1)
	(Counterparty: Chinalco)

(L)	Leases	9	100	64	100	46	100
	(Counterparty: Chinalco)

Revenue:

(B)	Mutual Supply Agreement	6,152	8,500	4,832	7,600	113	7,300
	(Counterparty: Chinalco)

(C)	Provision of Aluminum and	Not applicable	Not applicable	2,961	9,000	1,449	7,000
	Aluminum Alloy Ingots and
	Aluminum Fabrication
	Services Agreement
	(Counterparty:
	Xinam Aluminum)

(D)	Long Term Agreement for	Not applicable	Not applicable	286	920	191	1,030
	Sale and Purchase of Alumina
	(Counterparty:
	Nanping Aluminum)

(F)	Provision of Alumina and	434	450	1,352	1,490	506	1,490
	Aluminum Products Agreement
	(Counterparty:
	Guangxi Investment)

(G)	Agreement for Sale and	Not applicable	Not applicable	100	400	66	450
	Purchase of Aluminium
	Products (Counterparty:
	Guizhou Development)

(H)	Long Term Sale and	212	Not applicable	133	210	0	260
	Purchase Agreement for
	Alumina (Counterparty:
	Guan Lv)

Note:

1.

As disclosed in the Company's announcement dated 6 March 2008, the increase in annual rental had caused the original cap for the year ended 31 December 2007 exceeded by RMB1.76 million. As the Land Use Rights Leasing Agreement was subject to the reporting and announcement requirements and was exempted from the independent shareholders' approval requirements, the Company issued an announcement on 6 March 2008, accordingly.

V.	PROPOSED ANNUAL CAPS FOR THE CONTINUING CONNECTED TRANSACTIONS FOR THE THREE YEARS ENDING 31 DECEMBER 2012

The annual caps for the Land Use Rights Leasing Agreement and Leases are determined based on the future rental payment agreed between the parties based on the terms of the relevant agreements, while the annual caps for the other Continuing Connected Transactions have been determined based on the estimated amount of transactions involved with reference to the historical transaction volumes, the estimated potential growth of the Group and the expected economic growth of China, alongside with the impact brought by the global financial tsunami and the recent metal price escalation. The Directors (including the independent non-executive Directors) consider the annual caps to be fair and reasonable.

The following table sets out the proposed annual caps for the Continuing Connected Transactions for the three years ending 31 December 2012:

Proposed annual caps for
the year ending 31 December
(amount in RMB millions)
Transactions Expenditure:	2010	2011	2012	Category

(A)	Comprehensive Social and	880	920	970	Exempt
	Logistics Services Agreement				Continuing
	(Counterparty: Chinalco)				Connected
					Transaction

(B)	Mutual Supply Agreement	4,450	4,900	5,200	Non-exempt
	(Counterparty: Chinalco)				Continuing
					Connected
					Transaction

(C)	Provision of Aluminum and	4,200	4,800	5,200	Non-exempt
	Aluminum Alloy Ingots and				Continuing
	Aluminum Fabrication				Connected
	Services Agreement				Transaction
	(Counterparty:
	Xinam Aluminum)

(E)	Sale and Purchase Agreement	450	500	600	Exempt
	(Counterparty:				Continuing
	Nanping Aluminum)				Connected
					Transaction

(F)	Provision of Alumina and	1,500	1,500	1,800	Exempt
	Aluminum Products Agreement				Continuing
	(Counterparty:				Connected
	Guangxi Investment)				Transaction

(I)	Mineral Supply Agreement	890	1,000	1,100	Exempt
	(Counterparty: Chinalco)				Continuing
					Connected
					Transaction

(J)	Provision of Engineering,	13,500	14,900	16,400	Non-exempt
	Construction and				Continuing
	Supervisory Services Agreement				Connected
	(Counterparty: Chinalco)				Transaction

(K)	Land Use Rights	1,100	1,200	1,300	Exempt
	Leasing Agreement				Continuing
	(Counterparty: Chinalco)				Connected
					Transaction

(L)	Leases	110	110	110	Exempt
	(Counterparty: Chinalco)				Continuing
					Connected
					Transaction

Revenue:

(B)	Mutual Supply Agreement	9,500	10,500	11,500	Non-exempt
	Counterparty: Chinalco				Continuing
Connected
Transaction

(C)	Provision of Aluminum and	8,000	8,500	9,000	Non-exempt
	Aluminum Alloy Ingots and				Continuing
	Aluminum Fabrication				Connected
	Services Agreement				Transaction
(Counterparty:
Xinan Aluminum)

(D)	Long Term Agreement for	1,500	1,800	2,200	Non-exempt
	Sale and Purchase of Alumina				Continuing
	(Counterparty: Nanping				Connected
	Aluminum)				Transaction

(F)	Provision of Alumina and	1,500	1,650	1,815	Exempt
	Aluminum Products Agreement				Continuing
	Counterparty: Guangxi Investment				Connected
Transaction

(G)	Agreement for Sale and	500	500	500	Exempt
	Purchase of Aluminum				Continuing
	Products Counterparty:				Connected
	Guizhou Development				Transaction

(H)	Long Term Sale and	500	700	1,000	Exempt
	Purchase Agreement				Continuing
	for Alumina (Counterparty:				Connected
	Guan Lv)				Transaction

VI.	REASONS FOR AND BENEFITS FOR CONTINUATION OF THE CONTINUING CONNECTED TRANSACTIONS

Due to the long-term relationship between the Group and Chinalco, Xinan Aluminum, Nanping Aluminum, Guangxi Investment, Guizhou Development and/or Guan Lv, the Company considers that it is beneficial to continue to enter into the Continuing Connected Transactions as these transactions have facilitated and will continue facilitate the operation and growth of the Group's business.

The Board (including independent non-executive Directors) considers that the Agreements are entered into (i) in the ordinary course and usual course of business of the Group; (ii) on normal commercial terms; and (iii) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole.

VII.	LISTING RULES IMPLICATIONS

Chinalco is the controlling shareholder of the Company. Guangxi Investment and Guizhou Development are promoters of the Company. Xinan Aluminum, Nanping Aluminum and Guan Lv are substantial shareholders of the non-wholly owned subsidiaries of the Company. Therefore, Chinalco, Xinan Aluminum, Nanping Aluminum, Guangxi Investment, Guizhou Development and Guan Lv are connected persons of the Company under the Listing Rules.

The Continuing Connected Transactions will be carried out on a continuing or recurring basis in the ordinary and usual course of business of the Group and accordingly constitute continuing connected transactions of the Company under the Listing Rules.

Since some of the applicable percentage ratios for the Exempt Continuing Connected Transactions calculated on annual basis is more than 0.1% but less than 2.5%, the Exempt Continuing Connected Transactions are only subject to the reporting and announcement requirements and are exempted from the independent shareholders' approval requirements.

Since each of the applicable percentage ratios for the Non-Exempt Continuing Connected Transactions calculated on annual basis is more than 2.5%, the Non-Exempt Continuing Connected Transactions are subject to the reporting and announcement requirements and independent shareholders' approval requirements. An EGM will be convened to obtain independent shareholders' approval regarding the renewal of Non-exempt Continuing Connected Transactions. A circular containing, among others, (i) details of the Non-Exempt Continuing Connected Transactions, (ii) a letter of recommendation from the independent board committee to the independent shareholders of the Company, and (iii) a letter of advice by an independent financial adviser to the independent board committee and the independent shareholders of the Company will be despatched to the shareholders of the Company as soon as practicable pursuant to the Listing Rules.

VIII.	INFORMATION OF THE PARTIES

Information relating to the Company

The Company is the largest producer of alumina, primary aluminum and aluminum fabrication in the PRC. The scope of business of the Company includes bauxite mining, alumina refining, primary aluminum smelting and the manufacture of aluminum fabrication materials. Its principal products include alumina, primary aluminum and aluminum fabrication materials.

Information relating to Chinalco

Chinalco is a controlling shareholder of the Company. Chinalco is a stated-owned enterprise incorporated under the laws of the PRC, whose entities and business were contributed to the Company upon the Company's establishments. The principal activities of Chinalco include copper fabrication and manufacturing of aluminum fabrication materials.

Information relating to Xinan Aluminum

Xinan Aluminum is a limited liability company established in the PRC, which has the largest and most technologically-advanced, integrated and large-scale aluminum finishing enterprise, and specializes in the production of various processed aluminum products.

Information relating to Guizhou Development

Guizhou Development is a state-owned enterprise established in the PRC. The business of Guizhou Development is mainly in mining resources, metal materials, investment and development operations, etc.

Information relating to Nanping Aluminum

Nanping Aluminum is a large scale stated-owned enterprise established in the PRC whose principal business are the fabrication of aluminum, magnesium and other alloys, and external trade.

Information relating to Guan Lv

The principal businesses of Guan Lv include the manufacturing and sales of primary aluminum and aluminum fabrication products.

Information relating to Guangxi Investment

Guangxi Investment is a state-owned enterprise controlled by the People's Government of Guangxi Zhuang Autonomous Region. It is principally engaged in provision of electricity, aluminum and securities trading services.

DEFINITIONS

"Agreements"

Comprehensive Social Services and Logistics Services Agreement, Mutual Supply Agreement, Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement, Long Term Agreement for Sale and Purchase of Alumina, Sale and Purchase Agreement, Provision of Alumina and Aluminum Products Agreement, Agreement for Sale and Purchase of Aluminum Products, Long Term Sale and Purchase Agreement for Alumina, Mineral Supply Agreement, Provision of Engineering, Construction and Supervisory Services Agreement, Land Use Rights Leasing Agreement and Leases

"Announcements"

the announcements of the Company dated 9 November 2006, 11 December 2006, 13 December 2006, 20 August 2007, 21 August 2007, 4 December 2007, 6 March 2008 and 20 October 2008 respectively, relating to, among other things, the Continuing Connected Transactions

"associate(s)"	has the same meaning ascribed thereto under the Listing Rules

"Board"	the board of Directors of the Company

"Chalco SW Aluminium"

Chalco Southwest Aluminum Co., Ltd. a limited liability company established in the PRC on 16 September 2004 and a 60% owned subsidiary of the Company. The remaining 40% equity interest is held by Xinan Aluminum. It is principally engaged in aluminum fabrication.

"China" or "PRC"	the People's Republic of China

"Circulars"	the circulars of the Company dated 27 December 2006, 27 August 2007 and 10 November 2008 respectively, relating to, among other things, the Continuing Connected Transactions

"Chinalco"	Aluminum Corporation of China , controlling shareholder of the Company

"Company"

Aluminum Corporation of China Limited , a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, American depository shares and A Shares are listed on the Hong Kong Stock Exchange, New York Stock Exchange and Shanghai Stock Exchange, respectively

"Chinalco International Trading"

China Aluminium International Trading Corporation Limited , a subsidiary of the Company owned as to 90.5% by the Company and as to 9.5% by Chinalco Property Development Co., Ltd., a wholly-owned subsidiary of Chinalco.

"connected person(s)"	has the same meaning ascribed thereto under the Listing Rules

"Continuing Connected Transactions"

the Continuing Connected Transactions which have been and will continue to be entered into between the Group as a party and Chinalco, Xinan Aluminum, Nanping Aluminum, Guangxi Investment, Guizhou Development or Guan Lv as the other party, details of which are set out in section II of this announcement

"Contractual Price"	the price to be agreed between the relevant parties for the provision of the subject services, which shall be the Reasonable Costs incurred in providing the same plus not more than 5.0% of such costs

"Director(s)"	the directors of the Company

"EGM"	the extraordinary general meeting of the Company to be convened to approve, among other things, the Non-exempt Continuing Connected Transactions

"Exempt Continuing	transactions which are only subject to the reporting and announcement requirements and are exempted from
Connected Transactions"

the independent shareholders approval, including expenditure transactions of: (A) Comprehensive Social and Logistics Services Agreement; (E) Sale and Purchase Agreement; (F) Provision of Alumina and Aluminum Products Agreement; (I) Mineral Supply Agreement; (K) Land Use Rights Leasing Agreement; (L) Leases; and revenue transactions of: (F) Provision of Alumina and Aluminum Products Agreement; (G) Agreement for Sale and Purchase of Aluminum Products; and (H) Long Term Sale and Purchase Agreement for Alumina

"Group"	the Company and its subsidiaries

"Guan Lv"

Shanxi Guan Lv Company Limited , a connected person of the Company by reason of its being a substantial shareholder holding 49% equity interest in Shanxi Huasheng Aluminum Company Limited , a subsidiary of the Company

"Guangxi Investment"	Guangxi Investment Group Co., Ltd. , a promoter and a connected person of the Company

"Guizhou Development"	Guizhou Provincial Materials Development and Investment Corporation , a state-owned enterprise in the PRC and a promoter and a connected person of the Company

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Leases"	Building Leasing Agreement and Head Office Leasing Agreement

"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

"Market Price"

the price at which the same type of service is provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the same area, in the vicinity in the PRC

"Nanping Aluminum"

Fujian Nanping Aluminum Company Limited , a connected person of the Company by reason of its being a substantial shareholder holding 25% equity interest in Chalco Rumin Co., Ltd. , a subsidiary of the Company

"Non-exempt Continuing	transactions which are subject to the reporting and announcement requirements and the independent
Connected Transactions"

shareholders' approval requirements, including expenditure transactions of: (B) Mutual Supply Agreement; (C) Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement; (J) Provision of Engineering, Construction and Supervisory Services Agreement; and revenue transactions of: (B) Mutual Supply Agreement; (C) Provision of Aluminum and Aluminum Alloy Ingots and Aluminum Fabrication Services Agreement; and (D) Long Term Agreement for Sale and Purchase of Alumina

"Reasonable Costs"	the costs confirmed by both parties after arm's length negotiations and permitted by the accounting system of the PRC

"RMB"	Renminbi, the lawful currency of China

"subsidiary"	has the same meaning ascribed thereto under the Listing Rules

"Taifook Letter"

the letter of advice to the independent board committee and the independent shareholders dated 27 December 2006 from Taifook Capital Limited, the then independent financial adviser, regarding certain continuing connected transactions of the Company as incorporated in the circular of the Company dated 27 December 2006

"Xinan Aluminum"

Xinan Aluminum (Group) Company Limited ( or Southwest Aluminum (Group) Company Limited), a connected person of the Company by reason of its 40% equity interest in Chalco Southwest Aluminum Co., Ltd. , a subsidiary of the Company

By order of the Board
Aluminum Corporation of China Limited*
Xiong Weiping
Chairman and CEO

Beijing, the PRC
27 October 2009

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary